April 10, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Sidus Space, Inc.
Registration Statement on Form S-1
File No. 333-270850

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), Boustead Securities, LLC and EF Hutton, division of Benchmark Investments, LLC, as representatives of the underwriters of the offering, hereby join the request of Sidus Space, Inc. that the effective date of the above-referenced Registration Statement on Form S-1 be declared effective at 5:00 p.m. (Washington, D.C. time) on April 12, 2023, or as soon as practicable thereafter.

In connection with this acceleration request and pursuant to Rule 460 under the Securities Act, please be advised that there will be distributed to each underwriter or dealer, who is reasonably anticipated to be invited to participate in the distribution of the securities, as many copies, as well as “e-red” copies of the preliminary prospectus, as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned confirm that they have complied with and will continue to comply with, and they have been informed or will be informed by participating dealers that they have complied with or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Sincerely,

Boustead Securities, LLC

By:	/s/ Keith Moore
Name:	Keith Moore
Title:	CEO

Sincerely,

EF Hutton, division of Benchmark Investments, LLC

By:	/s/ Sam Fleischman
Name:	Sam Fleischman
Title:	Supervisory Principal